FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:  May, 2006

Commission File Number:  001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated May 24th, 2006, relating to: Annual General Meeting of Lafarge Shareholders.

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, May 24 2006

ANNUAL GENERAL MEETING OF LAFARGE SHAREHOLDERS

The Annual General Meeting of Lafarge shareholders, which was held in Paris on May 24 2006 under the chairmanship of Bertrand Collomb, approved the 2005 financial statements.

The Group emphasised its solid results achieved in 2005. After a weaker first half, the Group’s second-half performance was excellent, allowing it to post 8% organic sales growth, a 7% increase in operating income and a 5% increase in net profit over the full year.

The Group also indicated that the record level of sales in the first quarter of 2006 allowed it to confirm the favorable trends for 2006 presented in February.

Bruno Lafont, Chief Executive Officer of Lafarge, reiterated the main points of his strategic plan for the Group, and said:

“Our strategic plan places shareholders at the heart of our Group. Our aim is to be the best in our sector, which means achieving the best performance, attaining the highest levels of profitability and creating the most value for shareholders.”

The Annual General Meeting set the distribution of a dividend of €2.55 per share, up 6% compared to 2005. The dividend will be paid on June 8, a month earlier than in previous years. The Annual General Meeting approved a share buyback programme of up to 1 billion euros.

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Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

For release worldwide with simultaneous release in the United States.

Contacts

COMMUNICATIONS	INVESTOR RELATIONS

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-11-26 yvon.brindamour@lafarge.com

Lucy Wadge: 33-1 44-34-19-47 lucy.wadge@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Louisa Pearce-Smith: 33-1 44-34-18-18 louisa.pearce-smith@lafarge.com	Stéphanie Billet: 33-1 44-34-94-59 stephanie.billet@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding 2006 favorable trends, enhanced returns to shareholders and performance levels, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 25th, 2006	Lafarge (Registrant)

	By: Name: Title:	/s/ Jean-Pierre Cloiseau Jean-Pierre Cloiseau Senior Vice President, Finance

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